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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

September 28, 2011

Re:	BATS Global Markets, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed August 19, 2011 File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock, par value $0.01 per share (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Amendment No. 1 to the Registration Statement on Form S-1 as filed on August 19, 2011 with the Securities and Exchange Commission (the “Commission”). Amendment No. 2 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated September 12, 2011 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Jeff Ramsay at (212) 450-4243 or the undersigned at (212) 450-4135.

Division of Corporation Finance

The Offering, page 8

1.	Please refer to the “transfer restrictions” section of the table. We note the one year restriction on the Class A common stock (both voting and non-voting). However, we also note your disclosure on page 6, which states that approximately 50% of these shares may be transferred 180 days from the completion of the offering. Please revise your tabular disclosure for consistency.

U.S. Securities and Exchange
Commission	2	September 28, 2011

The Company has revised the tabular disclosure under the heading “The Offering” in the “Prospectus Summary” in response to the Staff’s comments.

Summary Historical and Pro Forma Financial and Operating Data, page 10

2.	The pro forma consolidated statements of operations data for the year ended December 31, 2010 and footnote (2) are inconsistent with your response to comment 11 and the pro forma financial data and explanatory notes on pages 38 and 39. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the pro forma consolidated statements of operations data for the year ended December 31, 2010 and footnote (2) under the heading “Summary Historical and Pro Forma Financial and Operating Data.”

We may face competition…, page 16

3.	We note your response to comment 4 of our letter dated June 9, 2011, as well as your revised risk factor disclosure. We note that affiliates of five of your strategic investors have a material ownership interest in Chi-X Europe, which you plan to acquire. Please include similar disclosure in the Certain Relationships and Related Transactions section on page 160. Please also explain how you determined the purchase price of Chi-X Europe.

The Company has added disclosure under the heading “Certain Relationships and Related Transactions” in response to the Staff’s comment.

The Company supplementally advises the Staff that it determined the purchase price of Chi-X Europe by reviewing Chi-X Europe’s history and historical financial position, competitive position, strengths and challenges, material contracts and operating costs, composition of clients and associated revenue streams, operating and non-operating assets, technology platform, historical and forecasted earnings and cash flows, and historical and expected operating performance. The Company also conducted extensive interviews with the Chi-X Europe leadership team and performed diligence to evaluate the information received. The Company engaged an independent investment advisor, who based on this information and other market-based assumptions, produced a valuation. A subset of directors from the Company’s board of directors, who were not affiliated with shareholders of Chi-X Europe, evaluated such valuation and recommended a purchase price to the board of directors of the Company which then approved the purchase price.

Unaudited Selected Pro Forma Financial Data, page 34

4.	We note your response to comment 10 in our letter dated August 19, 2011. We await the filing of a subsequent amendment including the presentation of pro forma net income per share adjusted as indicated in your response.

The Staff’s comment is duly noted and will be addressed in a future amendment to the Registration Statement.

U.S. Securities and Exchange
Commission	3	September 28, 2011

5.	Your response to comment 14 in our letter dated August 19, 2011 notes that your considerations regarding the customer relationships you will acquire indicate that the useful life for Chi-X Europe’s customers is in the range of 15 to 20 years. Please further tell us your basis for selecting 20 years, the top of the range, as the useful life.

The selected useful life of 20 years for the customer relationships was based on consideration of the following items:

•	an analysis of historical data relating to revenues by customer with implied attrition rates, which provided an indicated life of approximately 20 years for the customer relationships;

•

discussions with sales and marketing personnel regarding the historical loss of customers and the reasons for the loss in each instance, which provided an indicated life of 15 years for the customer relationships;

•	consideration of the historical customer attrition experienced by the Company, which provided an indicated life of 15 to 20 years for the customer relationships; and

•	a forecast of cash flows relating to existing customer relationships and the pattern of the expected benefit, which indicated a useful life of approximately 20 years for the customer relationships.

In addition, the Company noted useful life determinations that market participants have disclosed in their public filings. Specifically:

•	The NASDAQ OMX Group, Inc. selected useful lives of 21 to 28 years for customer relationships acquired as a result of its 2007 acquisition of OMX AB; and

•	TMX Group selected a useful life of 30 years for trading participants acquired as a result of its 2007 transaction involving the Montreal Exchange.

Since the data relating to Chi-X Europe and the Company generally pointed to approximately 20 years as being a reasonable estimate of the remaining useful life, and was not inconsistent with the useful lives selected by other market participants, the Company concluded that 20 years was a reasonable estimate of the useful life of the Chi-X Europe customer relationships.

Assuming the Chi-X Europe transaction closes upon receiving clearance from the regulatory authorities and the Company is able to secure additional data relating to its customer relationships, the Company will update its analysis and selected useful life, as appropriate.

U.S. Securities and Exchange
Commission	4	September 28, 2011

Chi-X Europe Acquisition, page 35

Acquisition Agreement

6.	In the first paragraph, please disclose what percentage of your outstanding shares is represented by the 4.4 million newly issued shares. Also, please disclose what percent of Chi-X Europe you will be acquiring.

The Company has added disclosure under the heading “Chi-X Europe Acquisition—Acquisition Agreement” in response to the Staff’s comments.

Use of Proceeds, page 47

7.	We note your response to comment 19 of our letter dated June 9, 2011, as well as your revised disclosure. Please discuss whether the company has any current plans to acquire another company or enter into a strategic alliance.

The Company has added additional disclosure under the heading “Use of Proceeds” in response to the Staff’s comment.

Selected Financial and Operating Data, page 52

8.	We note your response to comment 22 in our letter dated August 19, 2011. Please explain to us in more detail how you determined that the combined entities presented for 2007 were under common control. Also, revise your disclosure to clarify that the financial and operating data as of and for the year ended December 31, 2007 are presented on a combined basis representing entities under the common control, consistent with your response.

The Company has presented the financial and operating data as of and for the year ended December 31, 2007 on a combined basis representing the entities under common ownership, control and management of the legal entities of BATS Holdings, Inc., BATS Trading, Inc. and BATS Exchange, Inc. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 810-10, the Company determined to combine these entities because they had the same ownership and management, which management controlled the group as if they were a single economic entity.

The Company has revised its disclosure under the heading “Selected Financial and Operating Data” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Other Revenues Less Other Cost of Revenues, page 73 and 83

9.	We note your response to comment 30 in our letter dated August 19, 2011. Please quantify the costs relating to port access revenues and explain to us why they are not reported in “Revenues less cost of revenues” in your statements of income.

U.S. Securities and Exchange
Commission	5	September 28, 2011

Port access revenue is comprised of two separate billable transactions: logical port access and physical port access. Logical port access provides session details to a customer allowing for direct access to the Company’s trading platform. Session details include an IP address, TCP port and logon credentials. The Company does not incur material time when processing and sending the connection information to the customer. Accordingly, the Company cannot practically distinguish incremental data and telecommunication expense incurred as a result of an additional logical port. Physical port access represents a physical connection from the customer’s equipment to the Company’s trading platform. The Company does incur a one-time set up fee of approximately $500 for each physical port established. The physical connection does require equipment to support the port’s connection into the Company’s platform, which would have been capitalized and reflected in depreciation expense. Accordingly, the Company cannot practically distinguish if any incremental data and telecommunication expense is incurred as a result of an additional physical port. We currently have less than 100 billable physical ports. As a result, the Company respectfully submits that it does not have any material identifiable expenses that should be reported in cost of revenues relating to port revenue.

Critical Accounting Policies

Stock-Based Compensation, page 103

10.	We note your response to comment 34 in our letter dated August 19, 2011. Please address any significant differences between the estimated IPO price, when known, and the estimated fair value of your stock that will be issued as consideration in the Chi-X Europe Limited acquisition.

The Company will address any significant differences between the estimated IPO price and the estimated fair value of its stock once the estimated IPO price is known in a future amendment to the Registration Statement.

11.	You disclose that part of the increase in the fair value from June 2010 to May 2011 was due to higher valuation multiples observed in publicly-traded companies in a similar industry. Please tell us how you determined that these companies were comparable. Also, address the extent of your use of adjustments in using this method of valuation in your response.

For purposes of this analysis, the Company selected comparable companies that are engaged in the same or similar lines of business as the Company and Chi-X Europe, and that are actively traded. In order to identify public companies that are similar to it and Chi-X Europe, the Company performed a search focusing on standard industrial classification (SIC) codes, business description and industry affiliation using resources such as Capital IQ, Hoovers and OneSource; Commission filings (e.g., 10-Ks and 10-Qs); and published materials including articles, press releases and research reports.

U.S. Securities and Exchange
Commission	6	September 28, 2011

The Company also considered factors including, but not limited to, the following:

•	products, distribution channels and customers (i.e., companies engaged in selling similar products to the same or similar customers through the same or similar types of distribution channels);

•	geographic location and diversity (i.e., companies located in and serving customers in the same or similar regions); and

•	business risks (i.e., companies facing the same or similar business risks).

The screening process yielded the following U.S. exchanges, which the Company considered to be reasonably comparable to the Company and Chi-X Europe:

•	NYSE Euronext, Inc.;

•	The NASDAQ OMX Group, Inc.;

•	CME Group Inc.; and

•	Intercontinental Exchange, Inc.

In making selections of the pricing multiples, the Company considered the relative size, historical and forecasted performance, risk and other investment characteristics of Chi-X Europe as compared to the companies mentioned above.

Credit Risk, page 106

12.	We note your response to comment 35 in our letter dated August 19, 2011. Please confirm to us that your response relates to open interests as part of your routing and clearing operations. Tell us how you determined that the open interests relating to your routing and clearing operations are within the scope of ASC 320 and how you considered the provisions of ASC 460.

The Company confirms that its August 19, 2011 response to comment 35 from the Staff’s June 9, 2011 letter relates to open interests associated with the Company’s routing operations, which includes potential exposure during, but prior to the conclusion of, the subsequent clearance and settlement of such open interest. The Company does not engage in any clearing operations but instead relies on third-party clearing brokers to clear and settle trades routed to and executed on other trading venues.

The Company also wishes to clarify that any open interests as a part of its routing operations are accounted for under ASC 320. When the Company becomes the owner of a financial instrument (open interest), its clearing firm will resolve such open interest in the same trading day or by the next trading day. The Company will record the fair value of the financial instrument at the end of the trading day and then record any subsequent gain or loss realized on that financial instrument in its Statement of Income. As discussed in its August 19, 2011 response to comment 7 of the Staff’s letter dated June 9, 2011, the Company has incurred only one trading loss since 2008, which resulted in a loss of less than $20,000.

The Company uses Wedbush Securities to clear its routed cash equities transactions. Wedbush Securities guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure on the part of its clearing firm, Wedbush Securities, the Company

U.S. Securities and Exchange
Commission	7	September 28, 2011

provides the guarantee to the counterparty to the trade. The Company has determined it is not possible to estimate a maximum potential amount of payments that could be required under the possibility of failure of its clearing firm, Wedbush Securities. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company’s options transactions. In accordance with ASC 460, the Company has not recorded any liability in the consolidated financial statements for this guarantee and believes that any potential requirement to make payments under this guarantee is remote.

Executive Compensation, page 141

13.	We note your response to comment 42 of our letter dated June 9, 2011, as well as your revised disclosure on page 146. Please provide a more detailed analysis of how the company determined the actual payout amounts, in light of individual performances. Please disclose any performance targets (to the extent they exist) and explain how achievement of those targets translated into the actual payout amounts.

The Company’s discretionary cash bonus and equity compensation payouts for 2010 were not based on a specific formula or individualized performance targets. The amounts were based on the subjective evaluation by the Chief Executive Officer in consultation with the Compensation Committee. In the case of the Chief Executive Officer, these payouts were determined by the compensation committees of the boards of directors of its subsidiary registered securities exchange companies in consultation with the Compensation Committee. In response to the Staff’s comments, the Company has revised the disclosure under the heading “Executive Compensation—2010 Named Executive Officer Compensation Decisions” to include these points.

Shareholder Agreements, page 161

14.	Please describe in detail the role of an “observer.”

The Company has added additional disclosure under the heading “Shareholder Agreements” to describe in detail the role of an “observer.”

Underwriters, page 162

15.	We note your added disclosure in response to comment 43 of our letter dated June 9, 2011, regarding the potential conflicts of interest. Please add related risk factor disclosure.

The Company has added related risk factor disclosure under the heading “Risk Factors—Risks Relating to an Investment in Our Class A Common Stock” regarding the potential conflicts of interest.

Limits on Ability of Stockholders to Act by Written Consent, page 174

16.	Refer to the last sentence in this section. Please describe in greater detail the exceptions for certain consents of the holders of the non-voting shares.

U.S. Securities and Exchange
Commission	8	September 28, 2011

The Company has added disclosure describing in greater detail the exceptions for certain consents of the holders of non-voting shares under the heading “Description of Capital Stock” in response to the Staff’s comment.

Exhibits

17.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Company respectfully acknowledges the Staff’s comment and will provide all the requested exhibits in a future amendment to the Registration Statement in order to give the Staff sufficient time to review. In addition, we are providing supplementally a draft copy of our legal opinion to the Staff.

Division of Trading and Markets

Description of Capital Stock

Common Stock – Conversion, page 168

18.	In the third paragraph of this section, you state one exception for the automatic conversion of Class B into Class A Common Stock twice. You refer to it being the same exception included in the “Exceptions to Transfer Restriction” above, in the fifth bullet (although it’s actually the fourth bullet), and then you restate it in the first bullet that follows this paragraph.

The Company has corrected the reference to the fourth bullet in the third paragraph of disclosure under the heading “Common Stock—Conversion.”

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws – Amendments to our Governing Documents; Supermajority Vote Requirements, page 173

19.	You state that, upon the Class B stockholders owning less than a majority of the total voting power, that certain amendments of your bylaws by stockholders will require 70% approval. However, as your revised governing documents attest, all changes to the bylaws by stockholders would require a 70% vote. Please revise the description to reflect the proposed changes to your bylaws.

The Company has revised the description to reflect the proposed changes to the Company’s bylaws under the heading “Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws—Amendments to our Governing Documents; Supermajority Vote Requirements.”

U.S. Securities and Exchange
Commission	9	September 28, 2011

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment
cc w/ att:	Mr. Eric Swanson, Esq. Mr. Jeff Ramsay, Esq.